

October 15, 2013

Via Email
Craig Russell
Chief Executive Officer
Bonanza Gold Corp.
Columbia Tower
701 Fifth Avenue, Office 4263
Seattle, WA 98104

> **Re:** **Bonanza Gold Corp.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed April 12, 2013**
> **File No. 000-54027**

Dear Mr. Russell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Reports of Independent Registered Public Accounting Firm, page F-2

1. We note the introductory paragraph of the Opinion on the 2012 financial statements discloses that the 2011 financial statements were audited by a predecessor independent registered accounting firm that issued an unqualified opinion on April 5, 2012, and that you have included the consent from the predecessor auditor for the inclusion of the 2011 Opinion on page F-3, but not the 2011 Opinion itself. Please file an amended Form 10-K that includes the 2011 Opinion in accordance with Rule 2-05 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Shifflett at 202-551-3381 or Amy Geddes at 202-551-3304 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief